SangCash launches innovative solution to help songwriters and venue owners earn more profits

The game-changing platform allows songwriters to be paid faster and venue owners to stop overpaying for licensing fees

Nashville, TN. — September 27, 2021 — Songwriters in Nashville are currently waiting up to nine months to be paid for the performances of their songs. Meanwhile, venue owners are being forced to pay licensing companies large amounts of money just to stay open.

Today, SangCash is launching to solve both of these problems. SangCash allows venue owners to negotiate directly with performers and songwriters and stop overpaying for licensing fees by negotiating directly with those who will receive the royalties.

Once those contracts are negotiated, the venues will be able to pay the performers directly, helping songwriters get their profits quicker.

"I grew up working in music venues, and I never understood why the people who wrote the songs had to wait nine months to get paid." Stephen DeGrazia, founder and CEO of SangCash says. "I'm excited to launch this platform to relieve the pain venues and songwriters are currently experiencing and help put money in the pockets of hard-working musicians."

SangCash is a subscription platform that will help bring transparency back into the music industry. Venue owners can track which songs are actually being played so they only pay for the songs they need to, avoiding excessive licensing fees and getting musicians their cut that much faster.

SangCash is a graduate of the Launchpeer Incubator, a program to help non-technical founders start tech startups.

"Seeing Stephen and SangCash come out of the pandemic with a fully functional platform is the reason we do what we do," Jake Hare, Founder and CEO of Launchpeer says. "SangCash will be a game-changing platform for the live music industry, and we're happy to play a small part in its success."

To learn more about SangCash you can visit www.sangcash.com.

About SangCash
SangCash is a SaaS platform helping venues lower their licensing costs and helping songwriters get paid faster for performances of their songs. Based in Nashville, SangCash tracks the songs played at live music venues. SangCash allows venue owners to negotiate directly with performers and then serves as a financial marketplace for venues to pay performers and songwriters, and for performers and songwriters to collect their royalties faster.

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